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03 MAY -6 AM 7:21



SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
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Washington DC 20549
USA

Paris, May 5th 2003

PROCESSED
JUN 11 2003
THOMSON FINANCIAL
SUPPL

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Financial release, published on the Internet on April 27th 2003 enclosed as Exhibit 1

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

E-mail : direction@altran-group.com
ALTRAN TECHNOLOGIES S.A. au Capital de 46.817.065,50 € – R.C.S PARIS 702 012 956

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 1

ALTRAN

April 27, 2003

Press release

ALTRAN CONTINUES ITS REORGANIZATION EFFORTS

In the autumn of 2002 under the instigation of Alexis Kniazeff, Founder-Chairman, the ALTRAN group launched a revision of its processes aiming at solving current problems, restoring the financial balance of the group and maintaining a dynamic and rigorous management of its activity.

In just a few months this process spread all over the group.

In December 2002, the management of operations was mandated to an operations committee charged with supporting the 18 executives directors who manage the group subsidiaries in France and abroad.

The harmonization of in-house development and horizontal functions such as recruiting, human resources, training, marketing and communications has been set up by an organization committee to assist directors and managers in France and abroad.

Under Eric Albrand's authority, 2002 accounts closing process has been driven by the necessary closing instructions to avoid any of the problems that occurred in the past.

To support this process, the Chairman entrusted the firm Ricol, Lasteyrie & Associés with the task of identifying the causes and reasons for these problems and suggesting the necessary in-house control remedies.

The work undertaken by Ricol, Lasteyrie & Associés since February 2003, in close collaboration with the financial department of the group, encompassed those companies subject to significant adjustments during the audit in autumn 2002, as well as the companies which did not show satisfactory in-house controls in compliance with the standards defined by the group's new chief financial officer.

On April 23, 2003, a report was submitted highlighting the insufficiency of some provisions on shareholdings and receivables as well as revenue recognition problems in some companies, such report includes primary recommendations on in-house control.

The Financial adjustments to be taken were already identified by the financial department and effectively written in the 2002 accounts closing project that is currently under review by our statutory auditors.

2002 results will be published at the latest May 20, 2003

ALTRAN forwarded the report by Ricol, Lasteyrie & Associés to its statutory auditors.

The Chairman requested Ricol, Lasteyrie & Associés for further assist the financial department in setting up in-house control procedures.

Mr Frédéric Bonan and Mr Alain Rougagnou, CEO and General Secretary respectively, are leaving the group. In its meeting of April 26 chaired by Alexis Kniazeff, the Board acknowledged and recorded their resignations from all their functions and mandates within the group.

Alexis Kniazeff, Hubert Martigny the two founders, Michel Friedlander CEO and Eric Albrand CFO, are assisted by the operational and organization committees to finalize the reorganization of the group and ensure its development.

For any information, please contact
Investors +33(0)1.44.09.64.23
Press – Image Sept/Véronique Ogée: +33(0)1.53.70.74.68 - +33(0)6.89.87.62.21